Security Class: Common Shares

FORM OF PROXY

Annual General Meeting to be held on Tuesday, May 10, 2022

This form of proxy is solicited by and on behalf of Management.

Notes to proxy

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution overleaf. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Eastern Standard Time, on Friday, May 6, 2022, or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting.

VOTING METHODS
MAIL or HAND DELIVERY	National Securities Administrators Ltd.
702 - 777 Hornby Street
Vancouver, BC V6Z 1S4
FACSIMILE - 24 Hours a Day	604-559-8908
EMAIL	proxy@transferagent.ca
ONLINE	As listed on Form of Proxy or Voter Information Card

If you vote by FAX, EMAIL or On-Line, DO NOT mail back this proxy.

Voting by mail, fax or by email are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.

PREDICTMEDIX

Appointment of Proxyholder

I/We, being holder(s) of PredictMedix Inc. (the "**Company**") shares hereby appoint: Sheldon Kales, President and Chief Executive Officer, or failing him, Rahul Kushwah, Chief Operating Officer	**OR**	**Print the name of the person you are appointing if this person is someone other than the Management Nominee listed herein.**	

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of the Company to be held at 3000 - 77 King Street West, Toronto, ON M5K 1G8 on Tuesday, May 10, 2022 at 10:00 am, Eastern Standard Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. **Election of Directors**	**For**	**Withheld**
i) Sheldon Kales	☐	☐
ii) Rahul Kushwah	☐	☐
iii) Tomas Sipos	☐	☐
iv) Ajit Kumar	☐	☐

2. **Appointment of Auditor**	**For**	**Withheld**
To appoint Harbourside CPA LLP as auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;	☐	☐

3. **Other Matters**	**For**	**Against**
To transact such other business that may be brought properly before the Meeting and any adjournment or postponement of the Meeting.	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

____

____

Print Name(s) & Signing Capacity(ies), if applicable

____

Date (MM-DD-YY)
THIS PROXY MUST BE DATED

INTERIM FINANCIAL STATEMENTS

☐ Mark this box if you would like to receive Interim Financial Statements by mail.

ANNUAL FINANCIAL STATEMENTS

☐ Mark this box if you would like to receive Annual Financial Statements by mail.

Financial Statements Request Form

Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please make your selection and return to the Company at:

3000 - 77 King Street West
Toronto, Ontario M5K 1G8

Alternatively, you may choose to access the report(s) online at www.sedar.com

The Company will use information collected solely for the mailing of such financial statements.

If you wish to receive the financial statements by email, please provide your email address below.

Email Address

- OR -

Please place my name on your financial statement mailing list.

Name

Apt. Street Number Street Name

City

Prov. / State

Postal / Zip Code